UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 001-33466
PATRIOT COAL CORPORATION
401(k) RETIREMENT PLAN
Full title of the plan
PATRIOT COAL CORPORATION
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Patriot Coal Corporation 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Retirement Committee
Patriot Coal Corporation 401(k) Retirement Plan
We have audited the accompanying statements of net assets available for benefits of Patriot Coal Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 24, 2010

Patriot Coal Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(Dollars in thousands)
Assets
Investments, at fair value:
Investments in mutual funds	$97,462	$65,578
Investments in common/collective trust	66,579	69,848
Investment in Vanguard Prime Money Market Fund	—	8,200
Investment in Peabody Energy Stock Fund	—	1,802
Investment in Patriot Coal Stock Fund	4,745	114
Participant notes receivable	4,071	4,016

Total investments	172,857	149,558

Receivables
Employer contributions	949	2,454
Participant contributions	—	211

Total receivables	949	2,665

Net assets, at fair value	173,806	152,223

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,439)	1,660

Net assets available for benefits	$172,367	$153,883

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2009	2008
	(Dollars in thousands)
Additions:
Interest and dividends	$4,195	$3,401
Net unrealized appreciation of investments	24,791	—

	28,986	3,401

Contributions:
Employee	11,958	6,813
Employer	5,253	4,181
Rollovers	487	575

Total contributions	17,698	11,569

Asset transfers from the Magnum Coal 401(k) Plan	—	64,335
Asset transfers from the Magnum Coal Defined Contribution Retirement Plan	—	6,410
Asset transfers from the Day Mining, LLC Employee Savings Plan	—	544
Other asset transfers	252	—

Total asset transfers	252	71,289

Total additions	46,936	86,259

Deductions:
Net unrealized depreciation of investments	—	22,013
Withdrawals by participants	28,444	5,862
Other asset transfers	—	667
Administrative expenses	8	7

Total deductions	28,452	28,549

Net increase in net assets available for benefits	18,484	57,710
Net assets available for benefits at beginning of period	153,883	96,173

Net assets available for benefits at end of year	$172,367	$153,883

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2009 and 2008
1. Description of the Plan
The following description of the Patriot Coal Corporation (Patriot, the Company, the Employer or Plan Sponsor) 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.
Effective October 31, 2007, the Company was spun off from Peabody Energy Corporation (Peabody). The spin-off was accomplished through a dividend of all outstanding shares of Patriot, resulting in Patriot becoming a separate, publicly-traded company. Distribution of Patriot’s stock to Peabody’s stockholders occurred on October 31, 2007, at a ratio of one share of Patriot stock for every 10 shares of Peabody stock. Thus, any plan participants holding Peabody stock at the spin-off received a corresponding distribution of Patriot stock. In conjunction with the spin-off, the net assets and related account balances of Patriot participants were transferred to the Plan from the Peabody Investments Corp. Employee Retirement Account (the Peabody Plan).
Effective November 1, 2007, the Company adopted the Plan. During 2008, Patriot acquired Magnum Coal Company (Magnum). In late December 2008, certain Magnum retirement plans were merged into the Plan, including the Magnum Coal Company 401(k) Plan, the Magnum Coal Company Defined Contribution Retirement Plan, and the Day Mining, LLC Employee Savings Plan (collectively, the Magnum Plans). The assets from the Magnum Plans were included in the Plan’s assets as of December 31, 2008.
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its wholly-owned subsidiaries are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
All investments in the Plan are participant-directed. The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and effective January 1, 2009, Patriot stock. A participant can allocate up to 20% of their current contributions and 20% of their total portfolio to Patriot stock.
Participants were not allowed to designate Peabody stock for additional investments following the spin-off. In addition, participants that had Peabody stock investments were required to sell or trade their Peabody stock investment by October 30, 2009. Any participants that did not reallocate their Peabody stock investments prior to October 30, 2009, automatically had their stock reallocated to another fund within the Plan on this date.
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined-benefit or defined-contribution plans.
Through June 30, 2009, the Employer matched contributions equal to 100% of the first 6% of eligible compensation. Effective July 1, 2009, the Company suspended all Employer matching contributions to the Plan.
Participants direct the investment of employee and Employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.

1. Description of the Plan (continued)
Patriot’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 6% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Patriot’s financial performance. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute additional incremental percentages of eligible compensation to the Plan. There were no performance or discretionary contributions for the 2009 or 2008 plan years.
In addition, salaried and certain nonunion employees who were previously participants in the Magnum Coal Company Defined Contribution Retirement Plan are eligible to receive additional retirement contributions for the plan years beginning January 1, 2009, 2010, and 2011. For each of these plan years, an allocation is made to participants based upon a percentage of compensation as defined in the plan documents. Furthermore, certain participants in the Magnum Coal Company Defined Contribution Retirement Plan also qualify for transition contributions along with the additional retirement contributions. Transition contributions will be made for plan years beginning January 1, 2009, 2010, 2011 and 2012 and will be based upon a percentage of compensation as defined in the plan documents.
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Prior to January 1, 2009, vesting of Employer matching contributions occured ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vested 100% upon death, normal retirement date or disability date, as defined in the Plan. Effective January 1, 2009, all Employer matching contributions are fully vested immediately. Employer performance contributions and discretionary contributions, if any, are fully vested immediately.
Forfeited Accounts
Employer contributions are reduced by forfeitures of nonvested amounts. During the years ended December 31, 2009 and 2008, the forfeiture credits available for future use totaled $3,480 and $218,154, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance (excluding Employer matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount of loans outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and Plan earnings. The benefit to which a participant is entitled is the vested balance within the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after the normal retirement date. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.

1. Description of the Plan (continued)
Participant withdrawals were greater in 2009 compared to prior years in part due to the additional assets and participants in 2009 resulting from the merger of the Magnum Plans in December 2008. In addition, during 2009, Patriot suspended certain mining operations which resulted in additional withdrawals by certain of the terminated employees.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented for the years ended December 31, 2009 and 2008, and were prepared using the accrual method of accounting.
Newly Adopted Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. This authoritative guidance also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in order to meet the disclosure requirements. We adopted this guidance effective December 31, 2009. See Note 3 for our fair value measurement disclosures.
In June 2009, the FASB issued authoritative guidance which establishes general standards of accounting for and the disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We adopted this guidance effective December 31, 2009.
In September 2009, the FASB issued authoritative guidance on investments that calculate net asset value (NAV) per share. The guidance amends previous guidance and permits a reporting entity to measure the fair value of an investment that is within the scope of the amendments on the basis of the NAV per share of the investment (or its equivalent) if the NAV of the investment (or its equivalent) is calculated in a manner consistent with other measurement principles. The amendment also requires disclosures of certain investment attributes by major category of investment, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. We adopted this guidance effective December 31, 2009.
Pending Accounting Pronouncements
In January 2010, the FASB issued authoritative guidance which requires additional disclosures and clarifies certain existing disclosure requirements regarding fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009. We are still evaluating the impact of this amendment on our financial reporting disclosures, but do not anticipate a material effect.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)
Valuation of Investments
The Plan’s investments are stated at fair value. Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for additional information.
Fully Benefit-Responsive Investment Contracts
The Plan invests in investment contracts through common collective trusts (Vanguard Retirement Savings Trust in 2009 and 2008 and Putnam Stable Value Fund in 2008 only). Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the common collective trusts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the common collective trusts is based on information reported by the issuers of the common collective trusts at year-end, which is comprised of the expected future cash flows for each investment contract discounted to present value. The contract value of the Vanguard Retirement Savings Trust and the Putnam Stable Value Fund represents contributions plus earnings, less participant withdrawals, and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
3. Fair Value Measurements
Authoritative accounting guidance establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:
Level 1 — Inputs are quoted prices in active markets for the identical assets or liabilities;

Level 2 — Inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and

Level 3 — Inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

3. Fair Value Measurements (continued)
Mutual Funds
Shares of mutual funds are valued at quoted market prices, which represent the NAV of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trusts
Units in the common/collective trusts are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market.
Vanguard Prime Money Market Fund
The Vanguard Prime Money Market Fund is valued at its quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Patriot Coal and Peabody Energy Stock Funds
The Patriot Coal and Peabody Energy Stock Funds are valued at their unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the securities are traded and are classified within Level 1 of the valuation hierarchy.
Participant Notes Receivable
Participant loans are valued at cost, which approximates market value, and are classified within Level 3 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3. Fair Value Measurements (continued)
The following table presents the financial instruments carried at fair value as of December 31, 2009 and 2008 by caption on the statement of net assets available for benefits and by valuation hierarchy.

		December 31, 2009
	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)
Mutual funds	$97,462	$—	$—	$97,462
Common/collective trust(1)	—	66,579	—	66,579
Patriot Coal Stock Fund	4,745	—	—	4,745
Participant notes receivable	—	—	4,071	4,071

Total assets at fair value	$102,207	$66,579	$4,071	$172,857

		December 31, 2008
	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)
Mutual funds	$65,578	$—	$—	$65,578
Common/collective trust(1)	—	69,848	—	69,848
Vanguard Prime Money Market Fund	8,200	—	—	8,200
Peabody Energy Stock Fund	1,802	—	—	1,802
Patriot Coal Stock Fund	114	—	—	114
Participant notes receivable	—	—	4,016	4,016

Total assets at fair value	$75,694	$69,848	$4,016	$149,558

(1)	This category includes common/collective trust funds that are designed to deliver stability of principal and a high level of current income consistent with a 2-3 year average maturity. These funds invest primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The Vanguard Retirement Savings Trust intends to maintain a constant net asset value of $1.00 per share. In addition to the investments mentioned previously, the Putnam Stable Value Fund also invests in high-quality money market instruments or other similar short-term investments. Participant-directed redemptions have no restrictions.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)
Beginning of year	$4,016	$2,495
Issuances and settlements, net	(190)	(432)
Transfer in	245	1,953

End of year	$4,071	$4,016

4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold, or held during the year:

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)
Mutual Funds	$19,011	$(18,831)
Patriot Coal Stock Fund	4,400	(219)
Peabody Energy Stock Fund	1,380	(2,963)

	$24,791	$(22,013)

Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2009		2008
	(Dollars in thousands)
Mutual funds:
Vanguard 500 Index Fund	$12,011		$9,320
Vanguard PRIMECAP Fund	10,313		8,845
Vanguard Total Bond Market Index Fund	10,458		10,324
Common/collective trust:
Vanguard Retirement Savings Trust	66,579		56,160
Putnam Stable Value Fund	—	*	13,688

*	The Putnam Stable Value Fund did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2009, and is shown for comparative purposes only.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2009	2008
	(Dollars in thousands)
Net assets available for benefits per the financial statements	$172,367	$153,883
Adjustment from contract value to fair value for fully benefit-responsive contracts	1,439	(1,660)

Net assets available for benefits per the Form 5500	$173,806	$152,223

6. Income Tax Status
Based on the required timeline of the IRS, the Plan is not required to file a determination letter until January 31, 2011. Therefore, the Plan has not yet received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it intends to apply for a determination letter from the IRS in a timely manner and that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
7. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the Internal Revenue Code of 1986, as amended.
8. Subsequent Events
Effective January 1, 2010, the Company began matching contributions equal to 100% of the first 3% of eligible compensation after suspending the Employer matching contributions effective July 1, 2009. Effective April 1, 2010, the Company increased matching contributions to equal 100% of the first 6% of eligible compensation.

Supplemental Schedule
Patriot Coal Corporation 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN 20-5622045       Plan #093374
December 31, 2009

Identity of Issue	Investment Type	Current Value

AmBeacon TIPS Fund	Registered Investment Company	$174,397
Dodge & Cox Intl Stock*	Registered Investment Company	2,091,468
Harbor Capital Apprec Instit*	Registered Investment Company	1,439,361
Sound Shore Fund*	Registered Investment Company	1,063,392
TARGET Small Cap Value*	Registered Investment Company	3,246,227
Vanguard 500 Index Inv*	Registered Investment Company	12,011,123
Vanguard Devel Mkts Idx*	Registered Investment Company	4,898,523
Vanguard Emrg Mkts Stk Idx Inv*	Registered Investment Company	1,331,500
Vanguard Explorer Fund Inv*	Registered Investment Company	6,409,857
Vanguard Extend Mkt Index Inv*	Registered Investment Company	3,317,702
Vanguard High-Yield Corp Inv*	Registered Investment Company	1,487,769
Vanguard Int’l Growth Fund Inv*	Registered Investment Company	2,923,266
Vanguard PRIMECAP Fund Inv*	Registered Investment Company	10,313,267
Vanguard Prime Money Market Fund*	Registered Investment Company	305,225
Vanguard REIT Index Fund Inv*	Registered Investment Company	560,013
Vanguard Tgt Retirement 2005*	Registered Investment Company	325,873
Vanguard Tgt Retirement 2010*	Registered Investment Company	1,195,403
Vanguard Tgt Retirement 2015*	Registered Investment Company	7,499,336
Vanguard Tgt Retirement 2020*	Registered Investment Company	7,783,224
Vanguard Tgt Retirement 2025*	Registered Investment Company	3,109,012
Vanguard Tgt Retirement 2030*	Registered Investment Company	2,330,859
Vanguard Tgt Retirement 2035*	Registered Investment Company	1,909,299
Vanguard Tgt Retirement 2040*	Registered Investment Company	1,284,220
Vanguard Tgt Retirement 2045*	Registered Investment Company	1,481,202
Vanguard Tgt Retirement 2050*	Registered Investment Company	785,237
Vanguard Target Retirement Inc*	Registered Investment Company	379,853
Vanguard Total Bd Mkt Indx Inv*	Registered Investment Company	10,458,016
Vanguard Total Stock Mkt Inv*	Registered Investment Company	701,460
Vanguard Windsor II Fund Inv*	Registered Investment Company	6,645,771
Vanguard Retirement Savings Trust*	Common/Collective Trust	66,579,182
Patriot Coal Stock Fund*	Company Stock Fund	4,745,393
Loan Fund*	4% - 10.25%	4,070,497

Total assets held for investment purposes		$172,856,927

*	Party in interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRIOT COAL CORPORATION
Date: June 24, 2010	By:	/s/ JOSEPH W. BEAN
Joseph W. Bean
Patriot Coal Corporation Senior Vice President — Law & Administration and General Counsel

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.